Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@lw.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: (858) 523-5400 Fax: (858) 523-5450 www.lw.com

FIRM / AFFILIATE OFFICES
July 29, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 026004-0000

VIA EDGAR & FEDEX

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 03-08

100 F Street, NE

Washington, DC 20549

Re:	PriceSmart, Inc.
Registration Statement on Form S-1
Commission File No. 333-123076
Filed on March 2, 2005

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated March 30, 2005 with respect to the above-referenced Registration Statement on Form S-1. Per our discussions with the Staff, we responded to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart” or the “Company”) in connection with PriceSmart’s filing of its Quarterly Report on Form 10-Q for the quarter ended May 31, 2005 by letter dated July 15, 2005. In addition, as requested by the Staff, we are responding to the Staff’s comments on behalf of PriceSmart as set forth below in connection with PriceSmart’s filing of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”). Simultaneously with the filing of this letter, PriceSmart is submitting (via EDGAR) the Amendment, responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by FedEx.

PriceSmart’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and PriceSmart’s response for each item below.

Mr. H. Christopher Owings

July 29, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, [page 14]

General

1.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in net warehouse club sales from the first quarter 2004 to the first quarter 2005 is primarily due to improvements in merchandising. Please explain the merchandising improvements you implemented and why these improvements led to higher average sale per transaction figures. As another example, where you discuss the fluctuations in your “losses of unconsolidated affiliates” line item, you indicate that the fluctuations are a result of fluctuations in underlying earnings/losses of your equity method investees. Please revise to explain the reasons for the fluctuations in the earnings/losses of your equity method investees. See SEC Release No. 33-8350.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment.

With respect to increases in net warehouse sales, we have revised our disclosure as follows: “Improvements in merchandising in our warehouse clubs, such as higher quality imported products, larger pack sizes and increases in inventory levels for key items to assure product availability, was the primary contributor to the growth in sales for those warehouse clubs that were open during both periods. In addition, sales were positively impacted by a strong general economic environment in our Central American and Caribbean markets, particularly in the Dominican Republic which is included in the Caribbean region.”

Regarding “Losses of unconsolidated affiliate,” the circumstances have changed since the initial filing of the Registration Statement due to the closure of the warehouse clubs. The Company’s revised disclosure is as follows: “Losses of unconsolidated affiliate represent our 50% share of losses from our Mexico joint venture. On February 11, 2005, we, along with our joint venture shareholder, Grupo Gigante S.A. de C.V., announced that we were closing the warehouse operations of PSMT Mexico, S.A. de C.V. effective February 28, 2005. At that time we indicated that we believed that the closure would not result in a significant loss for PriceSmart, Inc. While this is still our view with respect to the total carrying value of that investment, PSMT Mexico continues to incur operating losses during this period of merchandise and asset liquidation and the settlement of contractual obligations. Under the equity method of accounting, through which we reflect our proportionate share of income or loss of the unconsolidated joint venture’s results from operations, our proportionate share of the loss in PriceSmart Mexico for the first nine months of fiscal year 2005 was $3.0 million, as compared to $1.3 million in the prior year period. Since the announcement of the closure of the business, PriceSmart, Inc.’s 50% share of the losses of PSMT Mexico has been approximately 1.9 million.”

Mr. H. Christopher Owings

July 29, 2005

Please see pages 15 and 18 of the Amendment.

2.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in your warehouse club operating expenses from the first quarter 2004 to the first quarter 2005, please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Confidential Response? No

PriceSmart has revised its disclosure in response to the Staff’s comment. Please see pages 15 through 23 of the Amendment.

3.	We note your disclosure that comparable warehouse club sales include sales for those warehouse clubs open at least 12 full months. Does this mean that a store open for one month in the prior period and 11 months in the current period is included in comparable warehouse club sales? If so, please tell us why you believe this measure represents your “comparable” warehouse club sales. Also revise your disclosure to clarify that the measure could be skewed by stores only open a short period of time in the prior period. Also disclose whether there have been any revisions to your methodology for calculating comparable warehouse club sales in the last three years. Finally, please expand your disclosure of how you calculate the change in comparable store sales from period to period to include how you treat stores that were closed during the period.

Confidential Response? No

Closed warehouses are not included in the comparable warehouse sales calculations, and the only adjustment the Company has made to the methodology was to account for the leap year in February 2004.

PriceSmart has revised its disclosure in response to the Staff’s comment as follows:

We report comparable warehouse sales on a “same week” basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as we experience higher warehouse sales on the weekends. Further, each of the warehouse clubs used in the calculation was open for at least 13 1/2 calendar months before its results for the current period were compared with its results for the prior period. For example, if a warehouse club opened during the fourth fiscal quarter on June 14, 2004, it would not be included in the comparable warehouse club sales until the

Mr. H. Christopher Owings

July 29, 2005

first comparison of July 2005 with July 2004. For purposes of quarterly comparisons of comparable warehouse club sales, July and August 2005 results for this hypothetical warehouse club would be compared to July and August 2004 for the fourth quarter comparable sales. June 2005 results would not be taken into account in making the comparison. By contrast, a warehouse club opened June 16, 2004 would not be included in comparable warehouse club sales until the first comparison of August 2005 with August 2004.

Please see pages 15 and 19 of the Amendment.

4.	Please tell us why your comparable warehouse club sales data on page 17 uses a cut-off date of September 5, 2004 and covers a 53-week period while the comparative data for the prior year uses a cut-off date of August 31, 2003, your fiscal year-end, and a 52-week period.

Confidential Response? No

Comparable warehouse sales use a 4-4-5 “fiscal week” period adding to a 13 week quarter, but the Company’s financial reporting period is on a calendar month basis. The Company attempts to align those two measurement periods as closely as possible, and depending on the calendar, the periods may have the same ending date (as was the case on August 31, 2003). However, this is not always the case. Every four years, there is a need to have a 14 week quarter (53 week year) to maintain that close alignment, due to the leap year. Please also see the Company’s response to Staff Comment No. 3, above.

Comparison of First Quarter 2005 to First Quarter 2004, [page 15]

5.	You disclose on page 16 that other income, excluding licensee fees, decreased to $1.1 million in the first quarter of fiscal 2005 from $1.6 million in the first quarter of fiscal 2004. It appears, however, that both of these amounts include licensee fee income. Please revise or advise.

Confidential Response? No

The Company has revised its disclosure in response to the Staff’s comment as follows:

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income in the first nine months of fiscal 2005 was $3.7 million, a reduction of $1.0 million from the prior year. This reduction primarily results from a decrease of $1.0 million in license fees in the first nine months of fiscal 2005, as a result of the previously announced termination of the technology and trademark licensing agreements with our China licensee. No further revenue for the China license has been recorded after May 31, 2004.

Mr. H. Christopher Owings

July 29, 2005

Please see page 16 of the Amendment.

6.	Your presentation on page 15 of your warehouse gross margin excluding the impact of foreign exchange gains and losses represents a non-GAAP measure subject to the disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. Please consider revising your discussion so that you quantify and discuss the impact of foreign exchange gains and losses on your gross margin without presenting your gross margin excluding the impact of such charges. Otherwise, if you intend to retain this non-GAAP measure in your filing, please note that you must meet the burden of demonstrating the usefulness of this and any other non-GAAP measure which excludes recurring type items. In this regard, you will need to disclose the following information in your filing:

•	The manner in which you use the non-GAAP measure to conduct or evaluate your business;

•	The economic substance behind your decision to use such a measure;

•	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.

In addition to the above guidance, please ensure that you provide a reconciliation, preferably in tabular form, which reconciles the non-GAAP measure to your gross margin as calculated in accordance with GAAP. For further guidance, see Item 10(e) of Regulation S-K and questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available at www.sec.gov.

Confidential Response? No

The Company has revised its disclosure to eliminate the use the non-GAAP measure referred in the Staff’s comment. However, the Amendment does contain a non-GAAP number with respect to net warehouse sales net of Philippine phone card sales, for which the Company believes it has provided the required disclosure. See page 18 of the Amendment.

Liquidity and Capital Resources, [page 21]

7.	You indicate on page 14 that you plan to open a warehouse club in Costa Rica during the second half of calendar year 2005 and disclose on page 15 that you terminated the license agreement with your China licensee subsequent to the end of the first fiscal quarter of 2005. You also state on page 31 that you completed the closure of your PSMT Mexico, S.A. de C.V. warehouse club operations during the fiscal year 2005. If material, please quantify the estimated impact on your future results of operations and cash flows of each of these items.

Confidential Response? No

Mr. H. Christopher Owings

July 29, 2005

The Company is currently operating 26 warehouse clubs. The opening of one additional warehouse club would not have a material impact on earnings in the near term.

The Company’s revised disclosure with respect to Costa Rica is as follows:

Net cash (used in) provided by investing activities was $(7.1) million and $1.6 million in the first nine months of fiscal 2005 and 2004, respectively. The increase in the use of cash resulted primarily from the acquisition of land and the initial building costs associated with the planned new warehouse club location in San Jose, Costa Rica. Through May 31, 2005, approximately $4.2 million has been invested in the new location, which is expected to cost approximately $10.2 million.

Please see page 25 of the Amendment.

The Company’s revised disclosure with respect to China is as follows:

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income in the first nine months of fiscal 2005 was $3.7 million, a reduction of $1.0 million from the prior year. This reduction primarily results from a decrease of $1.0 million in license fees in the first nine months of fiscal 2005, as a result of the previously announced termination of the technology and trademark licensing agreements with our China licensee. No further revenue for the China licensee has been recorded after May 31, 2004.

Please see page 16 of the Amendment.

With respect to PSMT Mexico, please see the Company’s response to Staff Comment No. 1.

Contractual Obligations, [page 26]

8.	Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Confidential Response? No

The Company has revised its disclosure in response to the Staff’s comment as follows:

“Amounts shown are for the principal portion of the long-term debt payment only. Future interest obligations will vary with changes in future LIBOR rates, making an accurate projection of future interest payment difficult.”

Mr. H. Christopher Owings

July 29, 2005

Please see page 28 of the Amendment.

Critical Accounting Estimates, [page 26]

9.	Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please describe in more detail the methodology and assumptions or estimates you use to evaluate long-lived assets for impairment, including how you determine fair value. Additionally, in view of the asset impairment charges you recorded in fiscal years 2003 and 2004, discuss how sensitive the amount of the impairment loss would be to changes in your assumptions and judgments. Also indicate the likelihood of additional impairments in the future.

Confidential Response? No

The Company has revised its disclosure in response to the Staff’s as follows.

Critical Accounting Estimates

The preparation of our financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to contingencies and litigation, deferred taxes, merchandise inventories, goodwill, long-lived assets and warehouse closure costs. We base our estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. These accounting policies, under different conditions or using different estimates, could show materially different results on our financial condition and results of operations.

Contingencies and Litigation: In the ordinary course of our business, we are periodically named as defendants in various lawsuits, claims and pending actions. The principal risks that we insure against are workers’ compensation, general liability, vehicle liability, property damage, employment practices, errors and omissions, fiduciary liability and fidelity losses. If a potential loss arising from these lawsuits, claims and actions is probable and reasonably estimable, we record the estimated

Mr. H. Christopher Owings

July 29, 2005

liability based on circumstances and assumptions existing at the time. While we believe the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby future actual losses may exceed projected losses, which could materially adversely affect our results of operations or financial condition.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of May 31, 2005, we evaluated our deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years.

We have federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2004 of approximately $41.1 million and $7.1 million, respectively. In calculating the tax provision, and assessing the likelihood that we will be able to utilize the deferred tax assets, we considered and weighed all of the evidence, both positive and negative, and both objective and subjective. We factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with our business. Because of our history of U.S. income and based on projections of future taxable income in the U.S., which have increased due to the implementation of the Financial Program (as described in Note 6 to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 included herein), we were able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that we would be able to realize the U.S. deferred tax assets by generating taxable income during the carry-forward period. However, if we do not achieve our projections of future taxable income in the U.S., we could be required to take a charge to earnings related to the recoverability of these deferred tax assets. Also, as a result of the Financial Program, we believe that due to the deemed change of ownership (as defined in section 382 of the Internal Revenue Code), there will be annual limitations in the amount of U.S. profits that may be offset by NOLs. While the exact amount of this limitation has not yet been determined, based on preliminary calculations, we do not believe this will impact the recoverability of these NOLs. Due to their shorter recovery period and limitations applicable under Section 383 of the Internal Revenue Code regarding changes of ownership, we have maintained valuation allowances on U.S. foreign tax credits and capital loss carryforwards.

Mr. H. Christopher Owings

July 29, 2005

As a result of significant losses in many of our foreign subsidiaries at May 31, 2005, we have concluded that full valuation allowances are necessary in all but two of our subsidiaries. We have factored in the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with our business. There was insufficient positive evidence to overcome the existence of the negative objective evidence of cumulative losses. As a result, management concluded that it was more likely than not that the deferred tax assets would not be realized in these subsidiaries.

Merchandise Inventory: We record our inventory at the lower of cost (average cost) or market. We provide for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically (monthly) to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, we monitor slow-moving inventory to determine if provisions should be taken for expected markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Goodwill: Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangibles,” requires that we test goodwill for impairment based on a comparison of fair values to the carrying values of our reporting units (subsidiaries). The determination of fair value for a reporting unit involves the use of assumptions and estimates such as the future performance of the operations of the reporting unit and discount rates used to determine the current value of expected future cash flows of the reporting unit. Any change in these assumptions and estimates, and other factors such as inflation rates, competition and general economic conditions, could cause the calculated fair value of the operating unit to decrease significantly.

Long-lived Assets: We periodically evaluate our long-lived assets for indicators of impairment. Management’s judgments are based on market and operational conditions at the time of the evaluation and can include management’s best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value consistent with SFAS 144. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. We recorded a $7.1 million impairment charge in the third quarter of fiscal 2005 to write-down the long-lived assets of our U.S. Virgin Islands warehouse club. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets as of May 31, 2005.

Mr. H. Christopher Owings

July 29, 2005

Warehouse Closure Costs: We provide estimates for warehouse club closing costs when it is appropriate to do so, based on the applicable accounting principles. We have established lease obligation liabilities for our closed leased warehouse clubs. The lease obligations are based on the present value of the rent liabilities reduced by the estimated income from the subleasing of these properties. We are continually evaluating the adequacy of our closed warehouse club lease obligations based upon the status of existing or potential subleasing activity and make appropriate adjustments to the lease obligations as a result of these evaluations. Future circumstances may result in our actual future closing costs or the amount recognized upon sale or sublease of the property to differ materially from the original estimates.

Please see page 28 of the Amendment.

Consolidated Annual Financial Statements

Balance Sheets, page F-3

10.	Since you have shares in treasury stock, the number of common shares issued should not equal the number of common shares outstanding as you have disclosed on the face of your balance sheet. Please revise the number of shares issues as of each balance sheet date to include both shares outstanding and those held in treasury.

Confidential Response? No

The Company revised its financial statements to indicate the number of shares issued and the number of shares outstanding (net of shares held in treasury) on the face of the balance sheet. Please see pages F-3 and F-34 of the Amendment.

Notes to Consolidated Annual Financial Statements

General

11.	Please provide us with your significance tests under Rule 3-09 of Regulation S-K for fiscal years 2004 and 2003 for your equity method investment in PSMT Mexico, S.A. de C.V. Please ensure that any impairment write-down or other activity related to this investment is included in your significance computations. If your response indicates your investment does not meet the Rule 3-09 significance levels, please provide the summarized financial information required by Rule 4-08(g) of Regulation S-X.

Confidential Response? No

Mr. H. Christopher Owings

July 29, 2005

The equity investment in PSMT Mexico, S.A. de C.V., does not meet 20% thresholds defined in the significance test under Rule 3-09, as detailed below:

	8/31/2004	8/31/2003
Investment and Advance Test
Long-term receivables from unconsolidated affiliate	1,316	1,086
Investment in unconsolidated affiliate	9,254	16,996

Total investment and advances to unconsolidated affiliate	10,570	18,082

Total consolidated assets of PriceSmart, Inc.	376,008	391,958

% of assets	2.81%	4.61%

	8/31/2004	8/31/2003
Income Test
Losses (including impairment charge of $3.1 million in 2004) of unconsolidated affiliate	4,828	2,967
Loss before income taxes, losses of unconsolidated affiliates and minority interests	24,488	32,352

% of losses	19.72%	9.17%

The summarized financial information that will be disclosed Amendment No. 1 is as follows:

	As of August 31,
	2004	2003
Current assets	20,771	19,907
Noncurrent assets	18,113	26,357
Current liabilities	12,586	10,880
Noncurrent liabilities	6,191	5,698

	Year Ended August 31,
	2004	2003
Revenues	44,883	26,545
Cost of Goods Sold	40,152	23,204

Net Loss	(9,686)	(5,910)

Note 2 – Summary of Significant Account Policies, page F-8

12.

Please disclose the types of expenses that you include in the cost of goods sold line items and the types of expenses that you include in the selling, general and administrative expense line items. In doing so, please disclose specifically whether you include inbound

Mr. H. Christopher Owings

July 29, 2005

freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Confidential Response? No

The Company has revised the notes to its financial statements in response to the Staff’s comment as follows:

Cost of Goods Sold—The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. Also included are the distribution and handling costs (either internal or external) for supplying such merchandise, raw materials, and supplies to the warehouse clubs including, inbound freight, duties, drayage, fees and insurance.

Selling, General and Administrative—Warehouse operations include the operating costs of the Company’s warehouse clubs, including all payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, and bank and credit card processing fees. Also included are the payroll and related costs for the Company’s regional purchasing and management centers.

General and administrative costs include the payroll and related operating costs for the Company’s corporate operations located in California and Florida, including the cost of U.S. merchandise purchasing.

Please see pages F-10 and F-40 of the Amendment. Because the Company does not exclude a significant portion of these costs from cost of goods sold, it has not provided cautionary disclosure in MD&A to the effect suggested by the Staff for companies that exclude the costs related to their distribution network from cost of goods sold.

13.

We note your disclosure that consideration received from vendors is classified as a reduction of cost of goods sold pursuant to EITF 02-16. Please disclose the nature of the various types of consideration you receive from your vendors and the terms of the arrangements under which you receive such consideration. To the extent that any of your allowances or credits are receivable only if you complete a specified cumulative level of purchases or remain a customer for a specified time period, please disclose whether you record the allowances or credits as progress is made toward earning the allowance or credit, or whether the allowances or credits are only recognized upon achievement of

Mr. H. Christopher Owings

July 29, 2005

milestones. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of operations line items. Also, if you receive cooperative advertising fees from your vendors, please disclose the amount of cooperative advertising funds netted against each statement of operations expense line item for each period presented. Finally, we note your disclosure in MD&A that “other income” revenues include advertising revenues and vendor promotions. Please help us understand how this disclosure is consistent with your financial statement footnote disclosure regarding vendor promotions and tell us why your classification of any vendor promotions as revenues is appropriate under GAAP. Also tell us whether advertising revenues relate to cooperative advertising amounts received from vendors, and if so, tell us how your classification of such vendor payments as revenues is acceptable under EITF 02-16.

Confidential Response? No

Vendor consideration consists primarily of volume rebates and prompt payment discounts. Volume rebates are generally linked to pre-established purchase levels and are recorded as a reduction of Cost of Goods Sold when the achievement of these levels are confirmed by the vendor in writing or upon receipt of funds. On a quarterly basis, the Company calculates the amount of rebates recorded in Cost of Goods Sold that relates to inventory on hand and this amount is recorded as a reduction to inventory cost, if significant. Prompt payment discounts are taken in substantially all cases and therefore are applied directly to reduce the acquisition cost of the related inventory. Since these amounts are recorded directly to inventory and cost of goods sold, they are not tracked for the purpose of disclosure.

As described in the Company’s response to Staff Comment No. 14 below, advertising does not form a significant part of PriceSmart’s business model, so cooperative advertising arrangements, if used at all, would not be significant and, therefore, are not tracked by management nor disclosed in the financial statements.

Advertising revenues have substantially decreased over the last several years, are very insignificant and now are basically limited to renting space at market prices on billboards outside some warehouse clubs.

The description included in the MD&A of vendor promotions being included in revenue was revised. In response to the Staff’s comment, the current MD&A better reflects the true nature of these revenues, which are described as “fees for in-store product demonstrations.” These are fees billed at market rates to vendors for the services of PriceSmart’s personnel or subcontractors to demonstrate or provide samples of products. The Company believes that the compensation for these services do not fall within the scope of EITF 02-16 and is appropriately reflected as revenue as the services are provided.

14.	Please disclose the total amount charged to advertising expense for each period presented and the line item in which these amounts are included. See paragraph 49 of SOP 93-7.

Mr. H. Christopher Owings

July 29, 2005

Confidential Response? No

Unlike most discount retailers and supermarkets, the Company does not incur material advertising expenses and does not separately track them in its general ledger. The Company’s advertising is generally limited to newspaper and radio advertisements with respect to new warehouse openings, which expenses are included in pre-opening expenses.

15.	We note your disclosure that leasehold improvements are amortized over a period longer than the initial lease term as management believes it is “probable” that the renewal options in the underlying leases will be exercised. Please revise your disclosure to clarify, if true, that leasehold improvements are amortized over a period to include renewal options only to the extent exercise of the renewal options is “reasonably assured,” as that term is contemplated in SFAS 13. Please note that reasonably assured is a higher standard than probable. If leasehold improvements are amortized over renewal periods that are not reasonably assured of being exercised, please tell us how you plan to revise your financial statements to comply with GAAP.

Confidential Response? No

The Company revised its notes to financial statements in response to the Staff’s comment, and the Company’s revised disclosure now uses the term “reasonably assured.” Please see pages F-9 and F-40 of the Amendment.

Note 4 – Earnings (Loss) Per Share, page F-13

16.	Please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment. Please see Financial Statement Note 4 – Earnings (Loss) Per Share in the Consolidated Annual Financial Statements at page F-13 of the Amendment and Financial Statement Note 4 – Loss per Share in the Consolidated Financial Statements for the Nine Moths Ended May 31, 2005 at page F-43 of the Amendment.

Note 6 – Stock Option Plan and Equity Participation Plan, page F-13

17.	Your Summary Compensation Table on page 45 indicates that your interim CEO does not receive any compensation for his services. Please supplementally tell us how you account for his donated services, including whether the fair value of these services is expensed and treated as contributed capital and why or why not. Please reference the applicable authoritative literature which supports your accounting.

Confidential Response? No

Mr. H. Christopher Owings

July 29, 2005

The fair value of the interim CEO’s services has not been expensed because of its immateriality to the Company’s financial statements. Mr. Price (the interim CEO) is involved in a number of outside charities and other business interests. From April 2003 to April 2004, Mr. Price dedicated less than 50% of his time to the Company’s business. Applying that estimate to the compensation of the past CEO (Mr. Partida), the fair value of compensation would be approximately for an annualized value of approximately $175,000. From April 2004 to the present, the day-to-day operations of the Company are directed by Jose Luis Laparte, the Company President. Mr. Price estimates that during this period he has dedicated approximately 20% of his time to the Company, resulting in a fair value for his compensation of approximately $71,000 per annum. On total SG&A expenses of $23,098,000 (full year, non-warehouse club general and administrative expense for fiscal 2004), this amount was deemed not material.

Note 8 – Asset Impairment and Closure Costs, page F-15

18.	We note that you closed four warehouse clubs during the fiscal year 2003-2004 timeframe, including your only warehouse club in Guam. Please tell us supplementally what consideration you gave to showing the closure of any or all of these warehouse clubs as discontinued operations pursuant to SFASA 144. Also refer to EITF 03-13, as applicable.

Confidential Response? No

Guam shared management (including the buying function) with the Philippines and the two operations were reviewed as one. PriceSmart considered the closure of Guam and one warehouse in the Philippines to be the closure of two of the warehouses within our Asia segment of business operations and, therefore, not meeting the threshold of disclosure for discontinued operations reporting. Similarly, the closure of one of three warehouse clubs in the Dominican Republic, which shares management responsibility with other warehouse clubs, and one of three in Guatemala, were not considered to meet the threshold for disclosure. It should also be noted that all members of the closed warehouse clubs in Guatemala, Philippines and Dominican Republic were offered a full year’s refund on their membership fee or to have their membership extended one year from its original expiration date and most members chose to maintain their membership and continue to be active members in other PriceSmart warehouse clubs.

In evaluating the criteria as set forth in SFAS 144 and EITF 03-13, the Company believes that the closure of these warehouses did not meet the definition of a “component of the entity” because the cash flows and operations were not clearly distinguishable from the rest of the geographic segments of which they were parts.

Note 9 – Commitments and Contingencies, page [F-16]

19.	You indicate that the ultimate resolution of the legal proceedings and claims will not have a material adverse effect on your financial condition, operating results, cash flow or liquidity. This statement appears to be inconsistent with certain of your other disclosures, such as your statements that “there can be no assurance…that any resolution will not have a material adverse effect” on your company and that you “may

Mr. H. Christopher Owings

July 29, 2005

incur substantial losses as a result of an award of damages to the plaintiffs.” To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Refer to paragraph 9 of SFAS 5. See also the guidance provided in SAB Topic 5-Y and SOP 96-1. Please also disclose your policy for recording expected insurance recoveries related to your contingent liabilities and confirm that you do not net expected insurance recoveries against the related liabilities.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment and SFAS 5. Please see Financial Statement Note 9 – Commitments and Contingencies to the Consolidated Annual Financial Statements at page F-18 of the Amendment and Financial Statement Note 7 – Commitments and Contingencies to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 at page F-46 of the Amendment. The Company believes that it is not reasonably possible to state the range of loss above those amounts recorded.

Note 12 – Debt, page [F-23]

20.	Please disclose the weighted-average interest rate on your short-term borrowings outstanding as of the date of each balance sheet presented. See Rule 5-02(19)(b) of Regulation S-X.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment as follows:

As of August 31, 2004 and 2003, the Company has $13.4 million and $20.8 million, respectively, outstanding in short-term debt at weighted average interests rates of 8.9% and 9.1%, respectively, as listed below (in thousands). Please see Financial Statement Note 12 – Debt to the Consolidated Annual Financial Statements at page F-24 of the Amendment.

As of May 31, 2005 and August 31, 2004, the Company, together with its majority or wholly-owned subsidiaries, had $1.9 million and $13.4 million, respectively, outstanding in short-term borrowings, at weighted-average interest rates of 8.1% and 8.9%, respectively, which are secured by certain assets of the Company and its subsidiaries and are guaranteed by the Company up to its respective ownership percentage. Please see Financial Statement Note 8 – Short-Term Borrowings and Long-Term Debt to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 at page F-48 of the Amendment.

Mr. H. Christopher Owings

July 29, 2005

21.	Please disclose the carrying amount of assets pledged as collateral under your short and long-term debt obligations. See paragraphs 18-19 of SFAS 5 and Rule 4-08(b) of Regulation S-X.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment as follows:

As of August 31, 2004 and 2003, the Company, together with its majority or wholly owned subsidiaries, had $123.6 million and $114.0 million, respectively, outstanding in long-term borrowings. The Company’s long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage, except for approximately $28.4 million and $32.1 million, as of August 31, 2004 and 2003, respectively, which is secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. The carrying amount of the assets collateralized was $105.2 million and $120.8 million as of August 31, 2004 and 2003, respectively. Certain obligations under leasing arrangements are collateralized by the underlying assets being leased.

Please see Financial Statement Note 12 – Debt to the Consolidated Annual Financial Statements at page F-26 of the Amendment.

As of May 31, 2005 and August 31, 2004, the Company, together with its majority or wholly-owned subsidiaries, had $46.6 million and $123.6 million, respectively, outstanding in long-term borrowings. The Company’s long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage, except for approximately $13.8 million and $28.4 million as of May 31, 2005 and August 31, 2004, respectively, which is secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. The carrying amount of the assets collateralized was $44.7 million and $105.2 million as of May 31, 2005 and August 31, 2004, respectively. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Please see Financial Statement Note 8 – Short-Term Borrowings and Long-Term Debt to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 at page F-48 of the Amendment.

Mr. H. Christopher Owings

July 29, 2005

22.	We note that as of August 31, 2004 and November 30, 2004, you were in violation of several debt covenants for which you had not received waivers. We also note that violation of such covenants makes certain of your debt callable. Yet it appears you have classified the related debt obligations according to their original contractual maturities. Considering relevant accounting guidance, such as SFAS 78 and EITF 86-30, please supplementally explain to us in detail why each of the borrowings where you were in violation of debt covenants at period end should not be classified as current liabilities.

Confidential Response? No

The Company consistently has been able to obtain waivers from its various lenders when it has been in violation of debt covenants, although in some cases this was subsequent to issuing the financial statements. Given this fact, the Company believes that it has a reasonable expectation that it will continue to receive waivers from its lenders. Following the implementation of the Financial Program, all but one of the loans with covenant violations was paid off in the third quarter of fiscal 2005. For the remaining loan, a waiver has been obtained through August 31, 2005.

Additionally, as disclosed in the related party footnote in the 2004 financial statements, on December 15, 2003 (the date of issuance of the 2003 financial statements), the Company entered into a put agreement with the Sol and Helen Price Trust, that was later extended until November 30, 2004. This put agreement would have allowed the Company, in the case that any loans were called, to sell all or a portion of specified real property for total proceeds as of December 31, 2005 of up to $25 million.

Note 14 – Convertible Preferred Stock, page [F-29]

23.	Please tell us supplementally how you allocated the proceeds of the Series A Preferred Stock between the detachable warrants and the convertible preferred stock. Ensure your response addresses how your allocation method complies with the requirement in paragraph 5 of EITF 00-27 that you allocate the proceeds to the warrants and the convertible preferred stock on a relative fair value basis. Please also show us how you further allocated the value of the convertible preferred stock between the preferred stock and the conversation feature in the stock. Ensure your allocation to the conversion feature takes into consideration the effective (as opposed to stated) conversion rate of the preferred stock. Also note we would expect the value assigned to both the detachable warrants and the embedded conversion feature., i.e., the total discount on the preferred stock issuance, to be recognized as a reduction of net income available to common shareholders over the minimum period from the date of issuance to the date at which the warrants are exercisable and the preferred shares are convertible. Please tell us how your accounting complies with this expectation.

Confidential Response? No

On January 15, 2002 PriceSmart committed to issue 15,000 shares of Series A Preferred Stock and 200,000 warrants (which expired one year later unexercised) to purchase the

Mr. H. Christopher Owings

July 29, 2005

Company’s common stock at $37.50 per share to Grupo Gigante, S.A. de C.V. for an aggregate purchase price of $15,000,000. On the commitment date, the fair value of PriceSmart’s common stock was $34.00. In connection with the allocation of the proceeds to the preferred stock and the warrants on a relative fair value basis, the Company took into account the fact that there was no market for the preferred stock instrument. Therefore, the Company calculated a fair value for the warrant using the Black Scholes technique and assigned the balance of the proceeds to the preferred stock. A Black Scholes calculation of the fair value of the warrants (FMV $34.00; Volatility: 42.2%; Duration: 1 year; Risk Free rate: 4.3%) yields a value of $984,000 for the warrants.

In order to allocate the value of the convertible preferred stock between the preferred stock and the conversation feature in the stock, the Company performed the following calculation: The preferred shares were convertible into common stock at $37.50 per share, or 400,000 shares of common stock on an as converted basis. Subtracting the value of the warrants from the total consideration yields a value of the preferred shares of $14,016,000. Dividing the total value of the preferred shares by 400,000 common shares, the implied conversion price is $35.04, which is higher than the fair value of $34.00 per share at the commitment date. Therefore, there was no beneficial conversion feature in the convertible preferred shares at the commitment date.

On January 18, 2002 PriceSmart committed to issue 5,000 shares of Series A Preferred Stock without warrants to other investors for an aggregate purchase price of $5,000,000. These convertible preferred shares were also convertible into common stock at $37.50 per share. Since the conversion rate is higher than the fair value of $34.65 per share at the commitment date, there is no beneficial conversion feature in the preferred shares.

Note 16 – Segments, page [F-30]

24.	Based on your disclosures, it appears that you have identified four SFAS 131 reportable segments, based on differences in the geographic areas of your warehouse stores. If our understanding is incorrect, please advise. Otherwise, please revise your statement that you operate your company “as a single reportable segment based on geographic area” to clarify accordingly. Refer to paragraph 26.a. of SFAS 131. Please also revise to disclose depreciation and amortization expense by reportable segment (refer to paragraph 27.e. of SFAS 131) and to provide the applicable disclosures required by paragraph 28 of SFAS 131.

Confidential Response? No

The Company has revised its disclosure in response to the Staff’s comment as follows:

The Company is principally engaged in international membership shopping warehouses operating primarily in Latin America, the Caribbean and Asia as of May 31, 2005 (see Note 1). The Company operates in four segments based on geographic area and measures performance based on operating income (loss).

Mr. H. Christopher Owings

July 29, 2005

Please see Financial Statement Note 11 – Segment Reporting to the Consolidated Financial Statements for the Nine Months Ended May 31, 2005 at page F-54 of the Amendment.

The Company is principally engaged in international membership shopping warehouses operating primarily in Latin America, the Caribbean and Asia. The Company operates in four segments based on geographic area and measures performance based on operating income (loss). Segment amounts are presented after consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment. The Company’s reportable segments are based on management responsibility (in thousands).

	United States Operations	Latin American Operations	Caribbean Operations	Asian Operations	Total
Year Ended August 31, 2004
Total revenue	$2,391	$348,917	$192,883	$65,509	$609,700
Operating income (loss)	(4,020)	4,282	(6,967)	(9,524)	(16,229)
Depreciation and amortization	1,007	6,457	4,834	2,137	14,435
Identifiable assets	91,876	147,259	92,470	44,403	376,008

Year Ended August 31, 2003
Total revenue	$8,469	$359,581	$177,853	$114,794	$660,697
Operating income (loss)	(5,915)	(917)	(6,793)	(9,930)	(23,555)
Depreciation and amortization	1,195	6,406	5,055	2,301	14,957
Identifiable assets	83,853	156,668	99,340	52,097	391,958

Year Ended August 31, 2002
Total revenue	$4,050	$365,545	$186,051	$72,882	$628,528
Operating income (loss)	(3,448)	16,798	(350)	993	13,993
Depreciation and amortization	778	6,257	4,269	1,176	12,480
Identifiable assets	78,180	157,257	106,971	47,338	389,746

Please see Financial Statement Note 16 – Segments to the Consolidated Annual Financial Statements at page F-31 of the Amendment.

Mr. H. Christopher Owings

July 29, 2005

25. Based on your disclosures, we understand that your warehouse sales consist of several categories of products and services, such as perishable foods, basic consumer products, food services, bakery services, tire center services, photo center services, pharmacy services, and optical services. Please revise your filing to provide the revenue disclosures by product and service group required by paragraph 37 of SFAS 131. If you believe that other product and service categories are more appropriate, please advise.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment as follows:

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by us during the fiscal years ended August 31, 2004, 2003 and 2002:

	Fiscal Year Ended August 31,
	2004	2003	2002
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	29%	28%	30%
Food (including dry and fresh foods)	43%	47%	44%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	13%	14%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	10%	10%	10%
Other (including one-hour photo and food court)	2%	2%	2%

	100%	100%	100%

Mr. H. Christopher Owings

July 29, 2005

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by us during the nine months ended May 31, 2005 and 2004:

	Nine Months Ended May 31,
	2005	2004
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	29%	29%
Food (including dry and fresh foods)	44%	43%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	16%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	9%	10%
Other (including one-hour photo and food court)	2%	2%

	100%	100%

Please see pages 16 and 19 of the Amendment.

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL
Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	Andrew Blume

    Securities and Exchange Commission

Robert E. Price

Robert M. Gans, Esq.

John M. Heffner

    PriceSmart, Inc.